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Mark F. McElreath	Direct Dial: 212-210-9595	Email: mark.mcelreath@alston.com

May 16, 2016

Ms. Suzanne Hayes

Assistant Director

Office of Health Care and Insurance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Re:	Checkpoint Therapeutics, Inc. Amendment No. 1 to Form 10-12G Filed April 27, 2016 File No. 000-55506

Dear Ms. Hayes:

At the request and on behalf of our client, Checkpoint Therapeutics, Inc., a Delaware corporation (the “Company”), we hereby submit the following responses to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) received by letter on May 5, 2016, relating to the Company’s Amendment No. 1 to Form 10-12G, filed on April 27, 2016. Amendment No. 2 to the Form10-12G is being filed concurrently with this letter to respond to the comments. These responses have been prepared by the Company with our assistance.

CK-102 (formerly CEP-9722) PARP Inhibitor Program, page 3

1.	We reference prior comment 4 and note your revised disclosure indicating that your licensor previously conducted Phase 1 clinical trials pursuant to an IND. We also note your disclosure that you are evaluating a reformulation of CK-102 for your intended Phase 1b trial. In this regard, please disclose whether you currently are the sponsor of an active IND relating to CK-102 to enable you to commence your intended Phase 1b trial. In the alternative, please revise to disclose, as applicable, when you plan to file an IND and remove the references in your chart and other disclosures indicating that you are currently in a Phase 1b trial.

Atlanta • Beijing • Brussels • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Ventura County • Washington, D.C.

May 16, 2016

Response:

We have revised our disclosure in response to this comment.

Licensing Agreements and Collaborations, page 5

Comment:

2.	We note your response to prior comment 7 and your revised disclosure relating to Dana-Faber and NeuPharma license agreements. We also note that each of the license terminations are based upon the last licensed “patent right.” In this regard, please refer to Article 1 Section 1.37 and Article X of the Dana-Faber agreement and Article 1 Section 1.46 and Article X of the NeuPharma agreement. Accordingly, please revise your disclosure to discuss the royalty term(s) and term and termination provision(s) as they relate to the termination of the last licensed “patent rights.” Also, please revise the fourth full paragraph on page 4 so that your Intellectual Property disclosures include the latest expected patent expiration date for the GITR segment.

Response:

We have revised our disclosure in response to this comment

Collaboration Agreement and Option Agreement with TGTX, page 5.

Comment:

3.	We note your revised disclosure in response to prior comments 10 and 11. Your response to prior comment 6 suggests that the NeuPharma Sponsored Research Agreement, which is disclosed in Note 6, is the same agreement as either the TGTX collaboration agreement or option agreement which you describe on page 5. Please revise your disclosures so that the identity and status of the agreements referenced in these two sections of the document is clear. Also, file the Option Agreement and, as applicable, the Sponsored Research Agreement, as exhibits to the Form 10. Refer to Regulation S-K, Item 601(b)(10)(ii)(A).

Response:

We have revised our disclosure in response to this comment, and we have filed the Option Agreement, subject to a request for confidential treatment, and the Sponsored Research Agreement as exhibits to the Form 10.

May 16, 2016

Exhibits

Comment:

4.	Please file the assignment agreements referenced in prior comment 16 as exhibits to your Form 10. In this regard, we note that the Fortress assignments referenced on page 5 transfer ownership to licenses and collaboration agreements that you identify and separately file as material contracts.

Response:

We have filed the assignment agreements as exhibits to the Form 10.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at the telephone number above.

Sincerely,

/s/ Mark F. McElreath
Mark F. McElreath